[MODERN MEDIA ACQUISITION CORP. LETTERHEAD]

May 11, 2017

BY EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Modern Media Acquisition Corp.

Registration Statement on Form S-1

File No. 333-216546

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Modern Media Acquisition Corp. (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-216546) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on May 11, 2017 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Neil M. Simon of Jones Day, at (404) 581-8592.

Please contact Neil M. Simon at Jones Day at (404) 581-8592 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

[Signature Page Follows]

Very truly yours, Modern Media Acquisition Corp.

/s/ Lewis W. Dickey, Jr.
By:	Lewis W. Dickey, Jr.
Title:	President and Chief Executive Officer

cc:	Mark L. Hanson, Jones Day

Neil M. Simon, Jones Day